RIO CAN

REAL ESTATE INVESTMENT TRUST

06011960

March 23, 2006

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information RioCan has made public pursuant to the requirements of Ontario law. RioCan's exemption file number is 82-34916.

If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

Attachments

dlw 3/28

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

UNDERWRITING AGREEMENT

March 21, 2006

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700, 130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell $100,000,000 principal amount of senior unsecured debentures due March 24, 2010 bearing interest at a rate of 4.938% *per annum* during such term (the "Debentures") on and subject to the terms more particularly described below. We further understand that RioCan has filed a short form shelf prospectus (the "Shelf Prospectus") dated February 21, 2005 relating to the issuance of debt securities and is prepared:

(i) to create and issue the Debentures; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Provinces.

BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") and RBC Dominion Securities Inc. ("RBC DS") (together, the "Underwriters") offer to purchase from the Trust, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at the Closing Time, all, but not less than all, of the Debentures at a price of $1,000 per $1,000 principal amount thereof for an aggregate purchase price of $100,000,000 (the "Purchase Price"), plus accrued interest, if any, from March 24, 2006 to the date of delivery.

In consideration of the Underwriters' agreement to purchase the Debentures, which will result from the Trust's acceptance of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Trust agrees to pay to BMO Nesbitt Burns, on behalf of the Underwriters, at the Closing Time, a fee equal to 0.50% of the par value of the Debentures acquired (the "Underwriting Fee").

Terms and Conditions

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the renewal annual information form of the Trust dated March 11, 2005;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means March 24, 2006 or such other date as the Trust and the Underwriters may mutually agree upon in writing but, in any event, not later than March 31, 2006;

"Closing Time" means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriters may mutually agree upon in writing;

"Debentures" means the senior unsecured debentures of the Trust due March 24, 2010, bearing interest at a rate of 4.938% payable semi-annually on March 24 and September 24 of each year (the first such interest payment being due on September 24, 2006), to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of May 11, 2005;

"Documents Incorporated by Reference" means the AIF, the Trust's audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2005 and December 31, 2004, together with the auditors' report thereon and management's discussion and analysis relating thereto, the Management Information Circular, the material change report dated March 10, 2005 regarding the Trust's redemption of its $150 million 7.05% Real Fund Series A August 1, 2007 senior unsecured debentures and its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures, the material change report dated June 15, 2005 regarding the completion of the Trust's offering of $100 million principal amount of 4.70% Series H Debentures with a maturity date of June 15, 2012, the Trust's notice of

change of auditors dated February 7, 2006, including letters from the former auditor and successor auditor related thereto, and all material change reports of the Trust (other than confidential reports) filed with the securities commissions or other regulatory bodies on or after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"Financial Information" has the meaning ascribed thereto in paragraph 4.3;

"Fourth Supplemental Indenture" means the fourth supplemental trust indenture to be dated the Closing Date, between the Trust and CIBC Mellon Trust Company, pursuant to which the Debentures will be created and issued;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.20;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular dated March 7, 2005 regarding the Trust's annual and special meeting of unitholders of the Trust held on May 11, 2005, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Provinces (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 5:00 p.m. Toronto time on March 22, 2006 or such later date and time as the Trust and the Underwriters may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Rating Agency" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation and Dominion Bond Rating Service Limited or either of them as the context requires;

"Securities Laws" means collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory

bodies of the Qualifying Provinces including, without limitation, National Instrument 44-102 of the Canadian Securities Administrators;

"SEDAR" means the System for Electronic Document Analysis and Retrieval, administered by The Canadian Depository for Securities Limited;

"SEDI" means the System for Electronic Disclosure by Insiders, administered by The Canadian Depository for Securities Limited;

"Selling Firm(s)" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the (final) base shelf prospectus of the Trust dated February 21, 2005 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Soberman" means Soberman LLP, Chartered Accountants;

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust" means RioCan Real Estate Investment Trust;

"Trust Indenture" means, collectively, the trust indenture dated March 8, 2005 between the Trust and CIBC Mellon Trust Company, as supplemented by the first, second and third supplemental trust indentures and as further supplemented by the Fourth Supplemental Indenture;

"Underwriters" means BMO Nesbitt Burns and RBC DS;

"Underwriters' Disclosure" means disclosure relating solely to the Underwriters and any other disclosure provided to the Trust by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above; and

"Units" means units of the Trust.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall

have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in the *Business Corporations Act* (Ontario).

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriters

The Underwriters covenant with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of either Underwriters; and each Underwriter, any "related issuer" of such Underwriter or the directors, officers or partners of such Underwriter or of any "related issuer" of such Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship, except that each Underwriter is the subsidiary of a Canadian chartered bank that is a lender to the Trust. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 they will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; they shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriters a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriters and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Debentures are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus; and (ii) the Prospectus Supplement has been filed;

2.3 they will not make use of any "greensheet" in respect of the Debentures without the approval of the Trust;

2.4 the Underwriters will notify the Trust when, in their opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the principal amount of Debentures distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities regulatory body; provided, however, that such breakdown shall be provided no later than 30 days following the date on which the distribution of the Debentures shall have ceased;

2.5 they will not make any representations or warranties with respect to the Trust or the Debentures other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that they are satisfied, in their sole discretion, acting reasonably, that it is responsible to do so, they will execute and deliver to the Trust the certificate required to be executed by the Underwriters under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. Covenants of the Trust

The Trust covenants and agrees with the Underwriters that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor and such Debentures will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus from and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public by or through the Underwriters and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Debentures in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to and the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a

French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as Underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation; and

3.5 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to cause the Shelf Prospectus, the Supplemented Prospectus or any Amendment or Supplementary Material thereto, to contain a misrepresentation. The Trust shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Provinces as a result of such change. The Trust shall, in good faith, first discuss with the Underwriters any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the Trust, that a material change or change in a material fact has occurred which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriters any Amendment which in their opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriters:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriters shall reasonably require.

4. Deliveries

The Trust shall cause to be delivered to the Underwriters:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by the Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language; and

4.2.2 an opinion of Soberman (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, a comfort letter of Soberman dated the Closing Date or the date of the Prospectus Supplement or Amendment, as the case may be, and addressed to the Underwriters and the board of trustees of the Trust, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two business days prior to the date of such letter, which letter shall be in addition to the auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letter, if any, of Soberman addressed, in the case of the Shelf Prospectus and the Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Debentures, as the Underwriters may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriters may reasonably request.

5. Representations and Warranties - Supplemented Prospectus

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1, 4.2, 4.3, and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriters that the Supplemented Prospectus and any Amendment at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Debentures as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriters, that, except as has been publicly disclosed, since December 31, 2005, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriters of such documents in connection with the distribution of the Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The Trust represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and

permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to obtain such licences and permits would not have a material adverse effect on the Trust's ability to carry out any of the foregoing, and all such licences, registrations, qualifications and permits are valid and existing and in good standing, except where any default, breach or failure to maintain such licences, registrations, qualifications and permits would not have a material adverse effect on the Trust, and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as previously disclosed to the Underwriters, or as set forth in the Supplemented Prospectus and any Amendments, or where it would not have a material adverse effect on the Trust:

6.1.5.1 the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms;

6.1.5.2 the Trust is not in default of any of the provisions of any agreements described in section 6.1.5.1, which would affect its ability to maintain its beneficial ownership, its interest in such properties, or the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; and

6.1.5.3 all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid.

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement, the Trust Indenture and the other Transaction Documents, and the issue and sale of the Debentures will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the Declaration of Trust, any resolution of the trustees or unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment, decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement and the Fourth Supplemental Indenture; (ii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the Trust Indenture; and (iii) to carry out all the terms and provisions of this Agreement, the Trust Indenture and the Debentures;

6.1.8 this Agreement, the Fourth Supplemental Indenture, the Debentures and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of Units, of which 197,222,566 are issued and outstanding as at the date hereof as fully-paid and non-assessable Units;

6.1.10 the Units are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for Units and there are no outstanding options on or rights to subscribe for any of the unissued Units except as disclosed in the Supplemented Prospectus, in any Amendment thereto, on SEDAR or on SEDI;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the

Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since December 31, 2005:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2006, no distributions to holders of Units have been declared or paid by the Trust and no capital expenditures or commitments therefor have been made by the Trust, except in the ordinary course of business,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as have or will be disclosed in the Supplemented Prospectus or any Amendment thereto;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the execution and delivery of the Fourth Supplemental Indenture or the creation, issue and sale of the Debentures;

6.1.15 there is no authorization, consent or approval of, or filing with or notice to any governmental body required in connection with the execution, delivery or performance of the Fourth Supplemental Indenture by the Trust;

6.1.16 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Debentures or the validity of any action taken or to be taken by the Trust in connection with this Agreement or the Fourth Supplemental Indenture;

6.1.17 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation of "BBB-" or higher, and have not been placed on a credit watch or comparable downgrade warning by either Rating Agency;

6.1.18 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the entering into by

the Trust of the Fourth Supplemental Indenture, the creation, issuance and sale of the Debentures and the performance of the Trust's obligations hereunder;

6.1.19 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the Underwriters, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance, except as previously disclosed to the Underwriters or where it would not have a material adverse effect on the Trust; and

6.1.20 except as previously disclosed to the Underwriters or where it would not have a material adverse effect on the Trust:

6.1.20.1 all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits;

6.1.20.2 none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment;

6.1.20.3 neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the

environment involving any of the Trust's real properties other than those which have been remedied;

6.1.20.4 none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or to operate a waste management business;

6.1.20.5 the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon;

6.1.20.6 neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; and

6.1.20.7 to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

For the purposes of this paragraph 6.1.20, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriters' counsel, Torys LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limiting the generality of the foregoing, the execution, certification, issue and delivery of the Debentures, the authorization, execution, and delivery of the Fourth Supplemental Indenture, the fulfilment of and compliance with the terms and conditions of this Agreement and the Trust Indenture, the enforceability of the Fourth Supplemental Indenture and the Debentures, the appointment of CIBC Mellon Trust Company as trustee under the Trust Indenture, and the qualification of the Debentures as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may be acceptable to the Underwriters, acting reasonably, certifying that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing

such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since December 31, 2005 there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.4 the comfort letter from Soberman required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.5 evidence satisfactory to the Underwriters that the Trust has authorized and approved this Agreement and the Fourth Supplemental Indenture, the creation, issuance and sale of the Debentures and all matters relating thereto; and

7.2.1.6 one definitive certificate representing a document constituting the Debentures registered in the name of CDS & Co., or in such name or names as the Underwriters may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price by wire transfer payable in Toronto,

all in form and substance reasonably satisfactory to the Underwriters;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation of "BBB-" or higher, and have not been placed on ratings alert or other comparable downgrade warning by either Rating Agency;

7.2.4 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.5 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.6 the Underwriters not having previously terminated their obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Debentures that:

7.3.1 the Underwriters shall have delivered or caused to be delivered to the Trust a wire transfer representing the Purchase Price payable by the Underwriters for the Debentures, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Debentures.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Debentures delivered pursuant to paragraph 7.2.1.6 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Debentures, or its agent, for definitive certificates representing or documents constituting the Debentures in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 24 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. Indemnity

8.1 The Trust shall protect and indemnify the Underwriters and the Underwriters' directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the Debentures), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Debentures or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the Trust to constitute the Underwriters as trustees for the Underwriters' directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except information or statements relating to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions herein contemplated shall be completed, all expenses of the Trust related to, or incidental to, the authorization, issue, delivery and sale of the Debentures and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Trust; provided, however, that all fees and disbursements of the Underwriters' counsel and the Underwriters' "out-of-pocket" expenses shall be paid by the Underwriters and, provided further, that such fees and disbursements and the Underwriters' reasonable "out-of-pocket" expenses shall be reimbursed by the Trust to the Underwriters, to the extent they are reasonable, in the event that the closing of the purchase and sale of the Debentures provided for in this Agreement does not occur as a result of the failure of the Trust to comply with the terms of this Agreement.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on the Underwriters' part, such Underwriter's obligations under this Agreement:

10.1.1 if, prior to the Closing Time, any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province of Canada, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Underwriters operates to prevent or restrict the trading in the Debentures or any other securities of the Trust or the distribution of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.2 if, prior to the Closing Time, there shall occur any change as is contemplated in paragraph 3.5 (other than a change related to the Underwriters), which in the reasonable opinion of the Underwriters could be expected to have a material adverse effect on the market price or value of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.3 if, prior to the Closing Time, there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the business of the Trust, by giving the Trust written notice to that effect not later than the Closing Time; or

10.1.4 if, prior to the Closing Time, there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada) or other applicable legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the reasonable opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the Trust to the holders of such Debentures.

If the Underwriters terminate their obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriters shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Reliance on BMO Nesbitt Burns

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by BMO Nesbitt Burns, with the exception of the matters contemplated by paragraph 8 and paragraph 10, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the Trust for accepting notification of any such steps or other actions from BMO Nesbitt Burns. BMO Nesbitt Burns hereby agrees

to use its reasonable best efforts to consult with RBC DS prior to taking any step or other action pursuant to this paragraph 11

12. Underwriters' Obligation to Purchase Debentures

12.1 The Underwriters' obligation to purchase the Debentures at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Debentures to be purchased at that time:

BMO Nesbitt Burns	50%
RBC DS	50%

12.2 If an Underwriter fails to purchase its applicable percentage of the aggregate amount of the Debentures at the Closing Time, the other Underwriter shall have the right, but shall not be obligated, to purchase all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriter which fails to purchase. If such right is not exercised, the Underwriter that is able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligations hereunder at the Closing Time, and the Trust shall be relieved of all obligations to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8 and 9. Nothing in this paragraph 12.2 shall oblige the Trust to sell to one or more Underwriters less than all of the aggregate amount of the Debentures or shall relieve any Underwriter in default hereunder from liability to the Trust.

12.3 Nothing in this Agreement shall impose on any Underwriter liability to the Trust in respect of the default by the other Underwriter of its obligations under this Agreement.

13. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle either Underwriter to terminate such Underwriter's obligations to purchase the Debentures by written notice to that effect given to the Trust prior to the Closing Time. It is understood and agreed that either Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If an Underwriter elects to terminate such Underwriter's obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

14. Survival

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriters of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

15. Concurrent Offerings

The Trust shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, create issue or sell any debt securities of the Trust pursuant to a prospectus with a term to maturity greater than one year, or any securities convertible into or exchangeable for such debt securities, for the period up to and including 60 days after the Closing Date other than:

(i) the Debentures; and

(ii) mortgages, charges and similar instruments granted on specific properties now owned or hereafter acquired by the Trust or any of its affiliates.

16. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile on a Business Day to the following addresses:

in the case of the Trust:
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2
Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

in the case of BMO Nesbitt Burns:
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3
Attention: Richard Sibthorpe
Facsimile Number: (416) 359-7019

in the case of RBC DS:
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7
Attention: David M. Dulberg
Facsimile Number: (416) 842-8910

The Trust or any Underwriter may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by facsimile if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. Time of Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

19. Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to BMO Nesbitt Burns on behalf of the undersigned.

Yours very truly,

BMO NESBITT BURNS INC.

"Richard Sibthorpe"
Richard Sibthorpe
Vice President

RBC DOMINION SECURITIES INC.

"David M. Dulberg"
David M. Dulberg
Managing Director

Accepted and agreed to as of March 21, 2006

RIOCAN REAL ESTATE INVESTMENT TRUST

"Edward Sonshine"
Edward Sonshine, Q.C.
President and Chief Executive Officer

PROSPECTUS SUPPLEMENT
To a Short Form Prospectus Dated February 21, 2005

This prospectus supplement together with the short form prospectus to which it relates dated February 21, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

<u>*New Issue*</u> March 21, 2006

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$100,000,000

4.938% Series J Debentures Due March 24, 2010

(Senior Unsecured)

Interest on the 4.938% Series J Debentures (the "**Debentures**") of RioCan Real Estate Investment Trust ("**RioCan**") will be payable semi-annually in arrears on March 24 and September 24 in each year commencing September 24, 2006 The Debentures will mature on March 24, 2010. Please See "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to RioCan(1)	Underwriters' Fee(2)	Net Proceeds to RioCan(3)
Per $1,000 principal amount of Debentures	$1,000	$5.00	$995
Total	$100,000,000	$500,000	$99,500,000

(1) The Debentures have been priced to yield 4.938% if held to maturity.

(2) Consists of an Underwriters' fee of $500,000.

(3) Plus accrued interest, if any, from March 24, 2006 to the date of delivery.

BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. (the "**Underwriters**") have agreed to purchase the Debentures from RioCan at their principal amount, plus accrued interest (if any) from March 24, 2006 to the date of delivery, subject to the terms and conditions of the underwriting agreement described under "Plan of Distribution".

BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. are subsidiaries of Canadian chartered banks (the "Banks"). The Banks are lenders to RioCan. Consequently, RioCan may be considered to be a connected issuer of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. under applicable Canadian securities legislation. See "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by RioCan and accepted by the Underwriters in accordance with the conditions of the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please see "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on March 24, 2006 or on such other date as RioCan and the Underwriters may agree but not later than March 31, 2006 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form prospectus of RioCan dated February 21, 2005 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof. In addition, the following documents, filed by RioCan with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(a) RioCan's management information circular dated March 7, 2005 regarding RioCan's annual and special meeting of unitholders of RioCan held on May 11, 2005 excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

(b) RioCan's material change report dated March 10, 2005 regarding the redemption of its $150 million 7.05% Real Fund Series A August 1, 2007 senior unsecured debentures and its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures;

(c) RioCan's renewal annual information form dated March 11, 2005;

(d) RioCan's material change report dated June 15, 2005 regarding the completion of its offering of $100 million principal amount of 4.70% Series H Debentures with a maturity date of June 15, 2012;

(e) the audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2005, including management's discussion and analysis relating thereto, together with the auditor's report thereon; and

(f) RioCan's notice of change of auditors dated February 7, 2006, including letters from the former auditor and successor auditor related thereto.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of RioCan at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of RioCan at the above mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

Recurring Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and RioCan believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in RioCan's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. RioCan's method of calculating RDI and FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the date of closing, the purchase of the Debentures will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes and the applicable regulations:

Insurance Companies Act (Canada)
Pension Benefits Standards Act 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP counsel to the Underwriters, at the date of closing, the Debentures will not be a prohibited investment for a registered pension plan under the *Income Tax Act* (Canada) (the "**Tax Act**") other than a plan for which RioCan, or a person who is connected with, controlled directly or indirectly in any manner by or that does not deal at arm's length with RioCan, is the employer. As long as RioCan is a mutual fund trust and its units are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange), the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "**Regulations**") for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan

(collectively "**Plans**"), other than a deferred profit sharing plan for which RioCan, or a corporation with which RioCan does not deal at arm's length, is the employer.

On September 8, 2005, the Department of Finance (Canada) released a consultation paper on tax and other issues related to "flow-through entities", including income trusts, and requested that submissions on the relevant issues be sent to the Department of Finance (Canada) prior to December 31, 2005. In addition, on September 19, 2005, the Minister of Finance (Canada) announced that he had requested that the Canada Revenue Agency ("**CRA**") postpone providing advance income tax rulings respecting flow-through entity structures effective immediately, that the Department of Finance (Canada) was closely monitoring developments in the flow-through entity market with a view to proposing measures in relation to the consultations and that consideration would be given to what, if any, transitional measures were appropriate. On November 23, 2005, the Minister of Finance (Canada) announced the end of this consultation process and no legislative amendments were proposed to change the taxation of income trusts. Instead, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to enhance the dividend gross-up and tax credit mechanism applicable to dividends paid by certain corporations after 2005. In addition, the CRA resumed providing advanced income tax rulings in respect of flow-through entity structures.

CREDIT RATINGS

Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("**S&P**") and the Dominion Bond Rating Service Limited ("**DBRS**") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB and a credit rating of BBB – relating to the Debentures. DBRS has provided RioCan with a credit rating of BBB (stable) relating to the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. The credit ratings accorded to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of expected stability in an income trust's distributable cash flow generation relative to other Canadian REITS and income trusts (SR-1) to the lowest degree of expected stability of an income trust's distributable cash flow generation relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of distributable cash flow generation stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

DEFINITIONS

The following terms used below are defined in the Series J Indenture (as defined below under "**Details of the Offering**") substantially as follows.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of unitholders' equity of RioCan and the accumulated building amortization recorded in the books and records of RioCan in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of RioCan as of any date means the total assets of RioCan, excluding goodwill, determined on a consolidated basis plus accumulated building amortization of income properties determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly and in concert, of units of RioCan (and/or securities convertible into units of RioCan) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of RioCan.

"**Consolidated EBITDA**" for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense of RioCan for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of RioCan for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of RioCan as at such date determined, except as otherwise expressly provided in the Series J Indenture or in the Trust Indenture (both as defined under "**Details of the Offering**"), in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of RioCan for any period means the aggregate amount of interest expense of RioCan in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by RioCan during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of RioCan in respect of convertible debt Indebtedness (as defined below) will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" for any period means the net income (loss) of RioCan for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of RioCan, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**generally accepted accounting principles**" means, as at any date of determination, Canadian generally accepted accounting principles in effect as of the date thereof.

"**Indebtedness**" of any Person means (without duplication) (i) any obligation of such Person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such Person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such Person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such Person and (v) any obligations of the type referred to in clauses (i) through (iv) of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of RioCan in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, all of which will be deemed not to be Indebtedness for the purpose of this definition.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date, means any Subsidiary that constitutes more than 10% of the Adjusted Unitholders' Equity calculated as at such date.

"**Subsidiary**" has the meaning ascribed to it in the *Securities Act* (Ontario) (applied as if RioCan were a corporation for such purposes).

EARNINGS INTEREST COVERAGE

The earnings interest coverage ratios set forth below have been prepared in accordance with applicable Canadian securities law disclosure requirements.

The consolidated interest expense on RioCan's debt for the 12 months ended December 31, 2005 was $148,908,000. Consolidated net income for such 12-month period, before interest expense and income taxes was $270,373,000, which is 1.82 times RioCan's consolidated interest expense for such period.

After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness subsequent to December 31, 2005 (including the Debentures offered under this prospectus supplement) but without recognizing any earnings related to any such transactions, and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's pro forma consolidated interest expense for such period would have been $160,146,000, resulting in a 1.69 times coverage based on consolidated net income (before interest expense and income taxes) of $270,373,000 for such period.

SUPPLEMENTARY EARNINGS INTEREST COVERAGE

RioCan's consolidated net income, before interest expense, income taxes, non-recurring items and depreciation and amortization, for the 12 months ended December 31, 2005 and including any transactions subsequent to this date involving the issuance of long-term debt and changes in indebtedness (including the Debentures offered under this prospectus supplement) and attributing imputed earnings related to all such transactions, and all servicing costs that have been, or are expected to be, incurred in connection therewith, would have been $410,409,000, which is 2.56 times RioCan's $160,146,000 pro forma consolidated interest expense for such period.

The Series J Indenture will contain a covenant that RioCan maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1. The calculation of such ratio will be based on the defined terms of Consolidated EBITDA and Consolidated Interest Expense to be contained in the Series J Indenture. This ratio is different than the earnings interest coverage ratios set forth above, which have been prepared in accordance with applicable Canadian securities law disclosure requirements and are based primarily upon net income before interest expense and income taxes. By contrast, the coverage test in the Series J Indenture is based upon Consolidated EBITDA, as defined in the Series J Indenture. The supplementary earnings interest coverage ratio, while not calculated in exact accordance with the Series J Indenture, represents an approximation of the ratio that would result under the Series J Indenture.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since December 31, 2005, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than 613,176 units issued pursuant to RioCan's distribution reinvestment plan, 8,340 units issued pursuant to RioCan's unit purchase plan, 570,000 units issued pursuant to RioCan's unit option plan and a net increase in indebtedness of approximately $106,633,000, which has been incurred in the ordinary course of business.

DETAILS OF THE OFFERING

*The following is a brief summary of the material attributes and characteristics of the Debentures which does not purport to be complete. For full particulars, reference is made to the trust indenture (the "**Trust Indenture**") dated as of March 8, 2005 described in the Short Form Prospectus as amended or restated from time to time, and to the fourth supplemental trust indenture to be dated as of March 24, 2006 between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**") providing, among other things, for the creation and issue of the Debentures (the Trust Indenture, as supplemented by the fourth supplemental trust indenture, are collectively referred to as the "**Series J Indenture**").*

General

The Debentures will be issued in $1,000 denominations initially issued in an aggregate principal amount of $100,000,000, will be dated March 24, 2006, will bear interest at the rate of 4.938% per annum, payable in semi-annual instalments on March 24 and September 24 in each year, with the first payment of interest due on September 24, 2006, and will mature on March 24, 2010. The aggregate principal amount of the Debentures that may be issued under the Series J Indenture will be unlimited.

Rank

The Debentures will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of RioCan, except to the extent prescribed by law.

Redemption by RioCan

At its option, RioCan may redeem the Debentures at any time, in whole or in part, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. RioCan will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Series J Indenture substantially as follows:

"**Canada Yield Price**" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.22%, on the date on which RioCan gives notice of redemption of the Debentures pursuant to the Series J Indenture.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by RioCan.

Purchase of Debentures

RioCan may at any time and from time to time purchase Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and will not be reissued or resold.

Certain Covenants

The Series J Indenture will contain covenants substantially to the following effect, in addition to those prescribed in the Trust Indenture.

Consolidated EBITDA to Consolidated Interest Expense Ratio

RioCan will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

RioCan will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 60% (the "**Debt Incurrence Tests**").

Equity Maintenance

RioCan will maintain an Adjusted Unitholders' Equity of at least $1 billion.

The Series J Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of RioCan's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Restrictions on Consolidations and Mergers

RioCan may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(i) the entity formed by such consolidation or amalgamation or into which RioCan is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of RioCan substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental trust indenture all the obligations of RioCan under the Series J Indenture and the Debentures;

(ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

(iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the date of closing, RioCan will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from RioCan or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) RioCan determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and RioCan is unable to locate a qualified successor, (ii) RioCan at its option elects, or is required by law, to terminate the book-entry system through CDS or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in the Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of RioCan. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Series J Indenture and the Debentures.

RioCan expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. RioCan also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of RioCan and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the Holders may require RioCan to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

PLAN OF DISTRIBUTION

Under an underwriting agreement (the "**Underwriting Agreement**") dated March 21, 2006 between the Underwriters and RioCan, RioCan has agreed to sell and the Underwriters have agreed to purchase, on March 24, 2006 or such other date as may be agreed upon, but not later than March 31, 2006, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $100,000,000 principal amount of Debentures at a price equal to their principal amount, plus accrued interest (if any) from March 24, 2006 to the date of delivery, payable in cash to RioCan against delivery of such principal amount of Debentures. The Underwriting Agreement provides that RioCan will pay the Underwriters a fee of $500,000 on account of underwriting services rendered in connection with this offering. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to RioCan.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. are wholly-owned subsidiaries of Canadian chartered banks (the "**Banks**"), which are lenders to RioCan. As of March 21, 2006, RioCan was indebted to the Banks in an aggregate amount of approximately $69 million, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness to BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. have advised that the decision to underwrite the offering was made independently of the Banks and the Banks had no influence as to the determination of the terms of the distribution. BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc. will not receive any benefit in connection with this offering other than their proportionate share of the Underwriters' fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this offering, after deducting the Underwriters' fees but before deducting the estimated expenses of the issue, will be approximately $99,500,000. RioCan will use the net proceeds of this offering in the manner determined by management to be appropriate from time to time, including to fund any of RioCan's ongoing acquisition programs and for general purposes.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan since the date of RioCan's current annual information form and which have not been described elsewhere in this prospectus supplement or in the documents incorporated by reference herein:

1. On May 11, 2005 the unitholders of RioCan approved an amendment to RioCan's declaration of trust so as to permit the board of trustees, where they determine it is appropriate to do so in any year, to permit RioCan to retain, on a per unit basis, up to 20% of its distributable income (determined in accordance with the terms of the declaration of trust) from the distributions to be paid to unitholders. For greater clarity, while this amendment will permit RioCan to retain more of its distributable income, RioCan does not intend to reduce distributions but rather will reduce its payout ratio by retaining a greater proportion of the growth in its distributable income.

2. On May 11, 2005 the unitholders of RioCan approved amendments to RioCan's unit option plan to (i) increase the number of units of RioCan reserved for issuance under such plan by 5,200,000, and (ii) provide for a detailed procedure for amending the terms of the unit option plan, including what amendments will require unitholder approval.

3. On May 30, 2005 RioCan announced that it had entered into an agreement with Retrocom Mid-Market REIT ("**Retrocom**") to sell seven enclosed mid-market mall shopping centres for an aggregate purchase price of $182 million. As part of the agreement, Retrocom assumed the existing mortgages in the approximate amount of $90 million and RioCan received a secured convertible debenture in the amount of $30 million for a term of three years at an interest rate of 4.5%. The balance of the purchase price was paid in cash.

4. On February 7, 2006, RioCan issued by way of private placement $100 million principal amount of 5.953% Series I senior unsecured debentures due February 6, 2026.

5. On February 7, 2006, the Board of Trustees of RioCan approved the appointment of Ernst & Young LLP as auditors of the Trust.

6. On February 13, 2006, RioCan announced the formation of a joint venture with U.S. financial services organization TIAA-CREF. The venture, RioCan Retail Value Limited Partnership II ("**RRVLP II**"), was established to invest in assets with a predominantly retail component where RioCan believes it can undertake value-added activities to increase operating incomes and then dispose of the assets over a period of five years. RioCan and TIAA-CREF have committed to invest $150 million which, when taken together with third-party debt, will enable the joint venture to invest approximately $500 million in targeted investments.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident or deemed to be resident in Canada, holds the Debentures as capital property, deals with RioCan at arm's length and is not affiliated with RioCan. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this prospectus supplement, the current provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices and assessing policies of the CRA. There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administration practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding the Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is

received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including individuals and trusts (other than a trust described in the preceding paragraph), of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract' (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

If RioCan redeems a Debenture prior to maturity or repays a Debenture upon maturity, the Holder will generally be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the Holder (other than any amount received as interest) on such redemption or repayment. The Holder may realize a capital gain or capital loss as described below.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. A Holder may also be required to include in computing income, the amount of any discount received or receivable by such Holder. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

A Holder that is an individual, including most trusts, may be liable for alternative minimum tax as a result of realizing a capital gain.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 (Tax on Large Corporations) of the Tax Act.

RISK FACTORS

There are risks associated with the Debentures being distributed under the Offering. In addition to the risks described herein, reference is made to the section entitled "Risk Factors" beginning at page 74 of RioCan's current annual information form, which is incorporated herein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which RioCan can access the debenture market.

Coverage Ratios

See "Earnings Interest Coverages" and "Supplementary Earnings Interest Coverage" which are relevant to an assessment of the risk that RioCan will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of RioCan and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "**REIT**") dated February 21, 2005 and the prospectus supplement of the REIT dated March 21, 2006 relating to the issue and sale of senior unsecured debentures due March 24, 2010 of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2005 and 2004, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 23, 2006.

Toronto, Canada
March 21, 2006

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: March 21, 2006

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities legislation of all the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, the short form prospectus, as supplemented by the foregoing and the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.	RBC DOMINION SECURITIES INC.
By: (Signed) RICHARD SIBTHORPE	By: (Signed) DAVID M. DULBERG

SOBERMAN LLP

March 21, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated March 21, 2006 to a base shelf short form prospectus of the REIT dated February 21, 2005 relating to the offer for sale and issue of senior unsecured debt securities.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 23, 2006 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2005 and 2004;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2005 and 2004.

We report that we have read the prospectus supplement dated March 21, 2006 to the base shelf short form prospectus dated February 21, 2005 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"SOBERMAN LLP"

Chartered Accountants

2 St.Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

March 21, 2006

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial Services Regulation Division
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Prospectus Supplement dated March 21, 2006 to a
Short Form Prospectus dated February 21, 2005
(the "Prospectus Supplement")

We refer to the Prospectus Supplement of the REIT relating to the qualification of the distribution of 4.938% Series J Debentures due March 24, 2010 (senior unsecured) of the REIT.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus Supplement and to the reference to our name on the face page of the Prospectus Supplement and under the heading "Legal Matters".

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus Supplement or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

TORYS LLP

NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

March 21, 2006

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Prospectus Supplement dated March 21, 2006

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated March 21, 2006 (the "**Prospectus**") relating to the offering of 4.938% Series J Debentures due March 24, 2010 of RioCan Real Estate Investment Trust.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

6288888.1
31351-2014